Filed Pursuant to Rule 424(b)(3)

Registration No. 333-170173

O’DONNELL STRATEGIC INDUSTRIAL REIT, INC.

SUPPLEMENT NO. 7 DATED DECEMBER 18, 2012

TO THE PROSPECTUS DATED MAY 15, 2012

This document supplements, and should be read in conjunction with, the prospectus of O’Donnell Strategic Industrial REIT, Inc. (the “Company”), dated May 15, 2012, Supplement No. 1, dated May 16, 2012, Supplement No. 2, dated June 11, 2012, Supplement No. 3, dated July 30, 2012, Supplement No. 4, dated August 14, 2012, Supplement No. 5, dated September 11, 2012 and Supplement No. 6, dated November 16, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the initial public offering of shares of common stock of the Company; and

(2)	the completion of our acquisition of the Flowers Foods Distribution Center.

Status of Our Public Offering

We commenced our initial public offering of 110,526,316 shares of common stock on August 15, 2011. Of these shares, we are offering 100,000,000 shares in a primary offering and 10,526,316 shares pursuant to our distribution reinvestment plan. Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow until we received subscriptions aggregating at least $2,000,000, excluding subscriptions from residents of Pennsylvania and Tennessee. As of August 8, 2012, we had satisfied these conditions. As of December 18, 2012, we had accepted investors’ subscriptions for and issued 260,335 shares of our common stock in the offering, resulting in our receipt of gross proceeds of approximately $2,372,000. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania and Tennessee, the conditions of which, to date, have not been satisfied. As of December 18, 2012, we had 110,265,981 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until August 15, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by August 15, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Acquisition of Flowers Foods Distribution Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary” section of the prospectus beginning on page 5 under the caption “- Description of Real Estate Investments “ and the “Investment Objectives, Strategy and Policies” section of the prospectus beginning on page 54 under the caption “- Description of Real Estate Investments.”

On December 13, 2012, we through OD Flowers Tampa, LLC, a wholly owned subsidiary of O’Donnell Strategic Industrial REIT Operating Partnership, LP, our operating partnership, acquired 100% of the interest in a 12,160 square foot build-to-suit industrial facility, located in Tampa, Florida (the “Flower Foods Distribution Center”), for a purchase price of $1,684,067, plus closing costs. The seller of the Flower Foods Distribution Center, Flowbake Tampa East, LLC (“Tampa East”), is not affiliated with us, our advisor, or our respective affiliates.

Description of the Property

The Flowers Foods Distribution Center was constructed in 2012. The current tenant is Flowers Baking Co. of Bradenton, LLC (the “Tenant”), which is wholly-owned by Flowers Foods, Inc. The Company believes the Tenant is creditworthy based on its historical revenue and cash flow streams. All of the operations at the Florida Property and the principal nature of business of the Tenant are related to the baked goods industry.

In evaluating the Flowers Foods Distribution Center as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisition of the Flowers Foods Distribution Center:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor(1)	Initial Yield (2)	Average Yield(3)	Physical Occupancy
Flowers Foods Distribution Center	12/13/2012	2012	$1,684,067	$33,681	7.38%	7.75%	100.0%

(1)

Fees paid to sponsor include payments that will be or have been made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(2)

Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)

Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Flowers Foods Distribution Center is suitable for its present and intended purpose as a distribution center and adequately covered by insurance.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Flowers Foods Distribution Center. Among other things, the property manager has the authority to negotiate and enter into leases for the Flowers Foods Distribution Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the Flowers Foods Distribution Center in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies” section of the prospectus beginning on page 60 under the caption “- Tenant Lease Terms.”

The following table shows, as of December 13, 2012, the principal provisions of the lease terms for the sole tenant of the Flowers Foods Distribution Center:

Tenant	Renewal Options(1)	Current Annual Base Rent		Base Rent Per Square Foot	Lease Term
Flowers Baking Co. of Bradenton, LLC (2)	N/A	$124,200	(3)	$10.21	12/1/2012	11/30/2027

(1)	Represents option renewal period/term of each option.

(2)	The Tenant entered into a net lease pursuant to which the Tenant is required to pay all operating expenses of the building.

(3)	Rent increases every five years by 5% of the then-current annual base rent.

2